AMERI Holdings, Inc.

4080 McGinnis Ferry Road, Suite 1306

Alpharetta, Georgia 30005

August 12, 2020

By Electronic Filing

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Edward M. Kelly and Sherry Haywood

Re:	AMERI Holdings, Inc.
Registration Statement on Form S-4
Filed May 27, 2020
File No. 333-238742

Ladies and Gentlemen:

This response letter is on behalf of AMERI Holdings, Inc. (the “Company”) with respect to the Staff’s comment letter dated June 24, 2020, regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (the “Revised Filing”). This letter together with the changes reflected in the Revised Filing respond to the Staff’s comments.

For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Filing.

Registration Statement on Form S-4 filed May 28, 2020

General, page i

1.	Please provide us your analysis on why you are not required to register the amalgamated transactions as a primary offering to the public. It appears that the purpose of these transactions is to create a market in the securities of Jay Pharma and Tikkun through Ameri. For more information, please refer to Interpretation 612.15 in the Securities Act Rules section of our Compliance and Disclosure Interpretations and Staff Legal Bulletin No. 4 available on the Commission’s website.

RESPONSE: We respectfully advise the Staff that the amalgamation was originally structured as a reverse merger involving two operating companies and did not involve a merger of a spun-off subsidiary. In addition, as a result of Ameri’s and Jay Pharma’s ongoing review of the legal and corporate structure of the amalgamation during the preparation of the proxy statement/prospectus, the parties determined that a tender offer would simplify Ameri’s post-closing corporate structure and could result in more beneficial tax treatment to Jay Pharma and its shareholders. Accordingly, on or about July 3, 2020, the parties determined to terminate the original Amalgamation Agreement and conduct the transaction as a stock-for-stock exchange offer. The Revised Filing reflects the updated transaction structure. As such, the Company respectfully believes that the cited Securities Act Compliance Disclosure & Interpretation 612.15 and Staff Legal Bulletin No. 4 does not apply to the currently proposed transaction structure and we are not required to register the tender offer transactions as a primary offering to the public.

2.	In reviewing your disclosures, it appears that you, Jay Pharma, and Tikkun are engaged in offerings in addition to the amalgamation that is the subject of this registration statement. Please explain the exemptions from registration relied upon.

RESPONSE: We respectfully advise the Staff that the issuance of Jay Pharma common shares to Tikkun pursuant to the license agreements described in the Form S-4 will be completed before the offering of Resulting Issuer shares under the Form S-4 and are exempt from registration under Section 4(a)(2) of the Securities Act. There are no transactions occurring between Ameri and Tikkun.

In addition, we respectfully advise the Staff that the Note issued by Jay Pharma in favor of Alpha in the Alpha Bridge Loan in the amount of $2 million, as well as the common shares of Jay Pharma and Series A Warrants to purchase common shares of Jay Pharma to be issued to Alpha in connection with its investment of $3 million in Jay Pharma, will each be completed before the offering of Resulting Issuer shares under the Form S-4 and are exempt from registration under Section 4(a)(2) of the Securities Act.

3.	Disclosure indicates that the value of amalgamation consideration that Jay Pharma equity holders will receive in the amalgamation will depend on the market price of the shares of Ameri common stock at the time the amalgamation is completed and could be greater than, less than, or the same as the market price of the shares of Ameri common stock on the date of the joint proxy statement/prospectus. Expand the disclosure in the front or forepart of the joint proxy statement/prospectus to include a range of the market price of the shares of Ameri common stock as of a recent date that you select. We note the disclosure on page 197.

RESPONSE: We respectfully advise the Staff that we have expanded the disclosure on page 14 of the Revised Filing to include a range of the market price of the shares of Ameri common stock as of a recent date.

4.	To the extent practicable, include all non-Rule 430A information when you first amend the registration statement on Form S-4.

RESPONSE: We respectfully advise the Staff that all non-Rule 430A information, to the extent practicable, have been included in the Revised Filing, and the remainder of the non-Rule 430A information will be provided in a later amendment.

Outside Front Cover Page of Joint Proxy Statement/Prospectus, page 1

5.	Limit to one page the letter to the stockholders of Ameri and the shareholders of Jay Pharma which serves as the outside front cover page of the joint proxy statement/prospectus. See Item 501(b) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have reduced the letter to the stockholders of Ameri which serves as the outside front cover page of the proxy statement/prospectus to one page in accordance with Item 501(b) of Regulation S-K.

6.	Please disclose the name of the “Investor,” or tell us why you are not required to do so.

RESPONSE: We respectfully advise the Staff that we have disclosed the name of the “Investor” on page iii of the Revised Filing.

Questions and Answers about the Amalgamation, page 1

7.	You repeat information about the special meetings of Ameri and Jay Pharma in the questions and answers or Q&A section and the summary section. The Q&A section should not repeat information that appears in the summary section and vice versa. For purposes of eliminating redundancies and grouping together like information, view the Q&A and the summary sections as one section. For example, discuss procedural questions such as the voting and the appraisal procedures specific to the amalgamation transaction in the Q&A, and place disclosure of the substantive aspects of the amalgamation agreement proposal and other proposals in the summary.

RESPONSE: We respectfully advise the Staff that we have revised the Q&A section and the summary section of the Revised Filing in accordance with the Staff’s requests.

Summary, page 18

8.	A summary term sheet beginning on the first or second page of the disclosure document provided to the stockholders of Ameri and the shareholders of Jay Pharma is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A and instruction 2 to Item 1001 of Regulation M-A. If you intend for the summary to serve as the summary term sheet, move it forward to begin on the first or second page of the disclosure document.

RESPONSE: We respectfully advise the Staff that the requested summary term sheet is included on pages 1 – 5 of the Revised Filing.

9.	Please revise the summary to disclose more clearly and prominently the following:

●	Subsequent to the amalgamation, the common shareholders of Ameri will no longer hold any ownership interest in the historical business and operations of Ameri;
●	The business and operations of the Resulting Issuer will solely consist of the business and operations of Jay Pharma; and
●	A summary of the estimated costs and expenses that are expected as a result of the amalgamation and related transactions.

RESPONSE: We respectfully advise the Staff that the requested disclosure is included on pages 18 and 43 of the Revised Filing.

10.	To facilitate understanding, please include an organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions. This chart also should illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.

RESPONSE: We respectfully advise the Staff that the requested organizational chart is now included on page 30 of the Revised Filing.

11.	To facilitate understanding, you should consider including a timeline which graphically depicts the anticipated timeframe of each significant event in the amalgamation and divestiture transactions.

RESPONSE: We respectfully advise the Staff that the requested timeline is now included on page 30 of the Revised Filing.

Interests of Ameri’s Directors and Executive Officers in the Amalgamation (see page 143)
Interests of Jay Pharma’s Directors and Executive Officers in the Amalgamation (see page 143), page 35

12.	For any interests of directors and executive officers of Ameri and Jay Pharma in the amalgamation that are different from or in addition to the interests of the other stockholders of Ameri or the other shareholders of Jay Pharma, not only describe but also quantify those interests and their value for each director and officer individually, including shares to be exchanged, cash received in lieu of any fractional shares, cash payments under any employment, retention, severance, or directorship agreements, and any outstanding options and warrants. Consider presenting this information in bullet points or tabular format so that it is easier for the stockholders of Ameri and the shareholders of Jay Pharma to read and understand.

RESPONSE: We respectfully advise the Staff that the requested disclosure is now included on pages 35 and 141 of the Revised Filing.

U.S. Federal Income Tax Considerations (see page 145), page 44

13.	We note the “should” qualify language. Explain why counsel is unable to provide a “will” qualify conclusion rather than a “should” qualify conclusion, and disclose any resulting risks to Jay Pharma’s shareholders and warrant holders. Additionally, we note that tax opinions are to be filed by amendment as Exhibits 8.1, 8.2, and 8.3. If each of the three counsels elects to file a short form tax opinion, both the opinion and the information in the joint proxy statement/prospectus must state clearly that the discussion in the joint proxy statement/prospectus constitutes counsel’s opinion.

RESPONSE: We respectfully advise the Staff that, given the complexity and cross-border nature of the transaction, we believe it is customary for counsel to provide a “should” rather than a “will” qualify conclusion. Please note that we have revised the disclosure on page 61 of the Revised Filing to describe any resulting risks to Jay Pharma’s shareholders and warrant holders.

Counsel will elect to file short form tax opinions. The opinion and the information in the proxy statement/prospectus will state that the discussion in the proxy statement/prospectus constitutes counsel’s opinion.

Selected Historical Financial Information of Ameri, page 46

14.	Please expand the selected financial information of Ameri to present disclosures as of and for each of the two years ended December 31, 2019 as required by Item 3(d) of Form S-4.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on pages 45 – 51 of the Revised Filing to properly reflect the selected financial information of Ameri, as required by Item 3(d) of Form S-4.

Selected Historical Financial Information of Jay Pharma, page 51

15.	Please expand the selected financial information of Jay Pharma to present disclosures as of and for each of the two years ended December 31, 2019 as required by Item 3(d) of Form S-4.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on pages 52 – 54 of the Revised Filing to properly reflect the selected financial information of Jay Pharma, as required by Item 3(d) of Form S-4.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 55

16.	Please correct Ameri’s historical loss per share for the period ended March 31, 2020.

RESPONSE: We respectfully advise the Staff that we have corrected Ameri’s historical loss per share for the period ended March 31, 2020 as found on page 56 of the Revised Filing.

17.	Please expand the per share data to present Ameri’s historical loss per share, Jay Pharma’s historical loss per share, and the pro forma loss per share for the year ended December 31, 2019 as required by Item 3(f) of Form S-4. In addition, please present the pro forma equivalent per share disclosures required by Item 3(f) of Form S-4. Please be advised, given the reverse acquisition, it appears to us the pro forma equivalent disclosures should be presented for the Ameri common shareholders and should be calculated as each related pro forma amount multiplied by the exchange ratio that the Ameri common shareholders will receive in the Resulting Issuer.

RESPONSE: We respectfully advise the Staff that we have added the required per share information for the period ended December 31, 2019 and corrected the pro forma per share data for the period ended March 31, 2020, as reflected on page 56 of the Revised Filing.

Risk Factors, page 56

18.	Data on pages 57, 59, and 67 relating to the number of shares to be issued to the financial advisor and the percentage of the resulting issuer’s shares those shares represent; the amount of the reimbursement expense upon termination of the amalgamation agreement; and the number of shares to be issued upon exercise of certain options and warrants are inconsistent with disclosures elsewhere in the joint proxy statement/prospectus. Please reconcile the disclosures throughout the joint proxy statement/prospectus.

RESPONSE: We respectfully advise the Staff that we have reconciled the disclosures on pages 58, 60 and 67 of the Revised Filing relating to the number of shares to be issued to the financial advisor and the percentage of the resulting issuer’s shares those shares represent; the amount of the reimbursement expense upon termination of the amalgamation agreement; and the number of shares to be issued upon exercise of certain options and warrants with the disclosures throughout the proxy statement/prospectus.

Jay Pharma may not be able to adequately protect its future product candidates..., page 86

19.	Clarify whether Jay Pharma has any issued patents. We note the disclosure under “Patents” on page 272.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on pages 67 – 68, 85 and 261 of the Revised Filing to reflect Jay Pharma’s rights to certain patents.

Background of the Amalgamation, page 126

20.	In the last paragraph on page 127, identify the advisors and the additional advisors of Ameri and Jay Pharma.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 125 of the Revised Filing to identify the advisors and the additional advisors of Ameri and Jay Pharma.

Ameri’s Reasons for the Amalgamation
Jay Pharma’s Reasons for the Amalgamation, page 131

21.	The lists of factors on pages 131-133 merely repeat the disclosures on pages 30-33 and do not inform the stockholders of Ameri or the shareholders of Jay Pharma how each factor impacted the decisions of the boards of directors of Ameri and Jay Pharma to approve the amalgamation. Revise the disclosure to discuss each of the factors in reasonable detail so that the stockholders of Ameri and the shareholders of Jay Pharma may understand why the boards of directors of Ameri and Jay Pharma determined that each factor supported or detracted from the advisability of the amalgamation. By way of example, Ameri should elaborate on the factors relating to a diversified business platform, a well-capitalized company, and strategic alternatives. By way of example, Jay Pharma should elaborate on the factor relating to strategic alternatives, including whether and how any actual or potential strategic alternatives were explored, and, if not, why not, and the factor relating to short and long term strategic objectives and associated risks.

RESPONSE: We respectfully advise the Staff that we have added the requested disclosure on pages 129 – 131 of the Revised Filing.

Jay Pharma’s Reasons for the Amalgamation, page 132

22.	We note the disclosure that the board of directors of Jay Pharma considered the financial projections of Ameri in its decision to approve and adopt the amalgamation agreement and other transactions contemplated by the amalgamation agreement and to recommend that its shareholders approve the amalgamation agreement proposal. Include in the joint proxy statement/prospectus the financial projections of Ameri considered by the board of directors of Jay Pharma. Additionally, include a subsection in the summary term sheet on the financial projections of Ameri provided to Jay Pharma.

RESPONSE: We respectfully advise the Staff that, because the business and operations of the Resulting Issuer will solely consist of the business and operations of Jay Pharma, the financial projections of Ameri were not considered by the board of directors of Jay Pharma. Accordingly, we have revised the disclosure on pages 130 – 131 of the Revised Filing to remove references to the financial projections of Ameri.

The Amalgamation Agreement, page 155

23.	Notwithstanding the disclaimers in the second paragraph on page 155, disclose that if specific material facts exist which contradict the representations and the warranties contained in the amalgamation agreement, you have provided corrective disclosure in the joint proxy statement/prospectus. Additionally, if subsequent information concerning the subject matter of the representations and the warranties contained in the amalgamation agreement may or may not be fully reflected in your public disclosures, disclose that your public disclosures will include any material information necessary to provide the stockholders of Ameri and the shareholders of Jay Pharma a materially complete understanding of the amalgamation agreement disclosures.

RESPONSE: We respectfully advise the Staff that we have added the requested disclosure on page 150 of the Revised Filing.

Background of the Spin-off, page 190

24.	Identify the members and the independent legal advisors of the special committee, and disclose how the members of the committee were chosen.

RESPONSE: We respectfully advise the Staff that we have added the requested disclosure on page 180 of the Revised Filing.

25.	Elaborate on Ameri’s active negotiations with three companies; Ameri’s review of opportunities with several other companies; and Ameri’s reasons for terminating discussions with Party B and Party C.

RESPONSE: We respectfully advise the Staff that we have added the requested disclosure on page 181 of the Revised Filing.

Comparative Market Price and Dividend Information, page 197

26.	Please provide all the disclosures required by Item 3(g) of Form S-4.

RESPONSE: We respectfully advise the Staff that we have added the requested disclosure on page 187 of the Revised Filing.

Unaudited Pro Forma Condensed Combined Financial Statements, page 198

27.	Please address the following:

●	More fully explain to us how you determined each transaction reflected in the pro forma financial statements is directly related to the amalgamation and is factually supportable;
●	Clearly disclose if there are any circumstances under which the amalgamation could proceed without one or more of the related transactions also occurring and, if there are, revise the pro forma financial statements to appropriately reflect those alternatives; and
●	Based on the current pro forma financial statements and the intended spin-off transaction, revise the disclosures in the first paragraph on page 199 and the disclosures related to Ameri’s assets and liabilities in the second paragraph on page 199 since they do not appear to be accurate. Since we assume the intended spin-off will occur before the amalgamation, it appears to us that as disclosed under “Accounting Treatment” on pages 44, 145, and 205 the amalgamation will be accounted for as a reverse acquisition with Ameri being treated as the acquired company for financial reporting purposes due to the ownership interests of Jay Pharma’s shareholders in the Resulting Issuer and will be considered a capital transaction in substance.

RESPONSE: We respectfully advise the Staff of the following:

●	We determined that any agreement that had been entered into in connection with the transaction and is a condition precedent to the transaction as being directly related to the transaction, which is factually supportable;
●	There are no circumstances under which the transaction could proceed without one or more of the related transactions also occurring; and
●	The disclosure on page 189 of the Revised Filing has been updated to reflect that transaction will be considered to be a capital transaction in substance.

28.	In regard to the disclosures on pages 203 and 204 related to the transactions with Alpha, please more fully address here and throughout the filing the following:

●	Explain why Alpha will receive Series B preferred stock rather than common stock in the Resulting Issuer;
●	Explain the material terms of the series B preferred stock, including conversion terms, participation rights, and the potential impact of the Series B preferred stock on EPS calculations;
●	Explain why Alpha will receive additional warrants with a nominal exercise price, and address how the additional warrant issuance will be accounted for;
●	Explain who Alpha is, and disclose Alpha’s total potential ownership interest in the Resulting Issuer; and
●	Based on the series of transactions with Alpha, disclose the estimated fair value implied for shares of the Resulting Issuer.

RESPONSE: We respectfully advise the Staff that we have added the requested disclosures on page 193 – 194 of the Revised Filing.

29.	In regard to the disclosures on page 204 related to the Intellectual Property Acquisition, please disclose here and throughout the filing the reason why Tikkun will sell 7,774,463 shares of the 10,360,007 shares of Jay Pharma common stock that it received for the intellectual property to Alpha for a nominal aggregate purchase price of $10.00. Please disclose and discuss any existing relationships between Tikkun and Alpha. In addition, please explain if and how the transaction between Tikkun and Alpha impacted the determination of the estimated fair value of the intellectual property to be acquired.

RESPONSE: We respectfully advise the Staff that, as disclosed on page 194 of the Revised Filing, Tikkun will sell 7,774,463 of the 10,360,007 Jay Pharma common shares that it received for the intellectual property to Alpha for a nominal aggregate purchase price of $10.00 because Alpha required additional shares of the Resulting Issuer, at no or a nominal cost, for Alpha to consummate the Alpha Bridge Loan and the Alpha Investment at the planned valuation. Jay Pharma reflected the nominal share issuance to Alpha before calculating the value of the net shares issued to Tikkun.

As disclosed on page 222 of the Revised Filing, certain shareholders of Jay Pharma are also shareholders of Tikkun. Such shareholders were amenable to Tikkun selling a portion of its Jay Pharma common shares to Alpha at a nominal price because (i) they believed that the assets being in-licensed by Jay Pharma are valuable to Jay Pharma’s business, and (ii) the Alpha Bridge Loan and the Alpha Investment are necessary in order for the Offer to occur. In addition, structuring the transaction as a sale of Jay Pharma common shares from Tikkun, instead of Jay Pharma selling the common shares directly, to Alpha at a nominal price avoids dilution of other Jay Pharma shareholders.

There are no existing relationships between Tikkun and Alpha.

30.	In regard to the disclosures on page 204 related to the Ameri Transaction, describing the intended spin off as a “sale” to a “Buyer” seems confusing and does not appear to accurately convey the substance of the transaction. It appears that essentially the entire business and operations of Ameri will be spun-off to Ameri’s current Series A preferred shareholders. Please clarify the disclosures here and throughout the filing to disclose more clearly and transparently the substance of this transaction.

RESPONSE: We respectfully advise the Staff that we have clarified the disclosures related to the Ameri Spin-Off. We now describe the transaction as a spin-off of Ameri’s current business and operations to “Private Ameri” throughout the Revised Filing.

31.	Refer to note 9 on page 207. Please disclose the nature of the intellectual property acquired from Tikkun and the proposed accounting policy for this asset, including the estimated useful life. Please revise the annual and interim pro forma statements of operations to include pro forma adjustments to record any related amortization expense. In addition, please disclose how the estimated fair value of the intellectual property was determined.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 197 of the Revised Filing to disclose the above requested items. We have also adjusted the pro forma statements of operations to reflect adjustments for amortization of the intellectual property.

32.	Refer to notes F and FF on page 208. Please disclose how the number of pro forma shares used in each pro forma loss per share calculation was determined. Please also provide a summary of any additional shares, options, and warrants that will also be outstanding in the Resulting Issuer but that are not included in the pro forma shares because they are anti-dilutive. In addition, please explain how and why it is appropriate for the pro forma financial statements not to reflect the proposed reverse stock split, or revise the related disclosures accordingly.

RESPONSE: We respectfully advise the Staff that we have updated the disclosures under notes G and GG on page 198 to reflect how the pro forma loss per share was calculated along with a summary of any additional shares, options, and warrants outstanding not included in the pro forma loss per share.

We did not include the proposed reverse stock split in the pro forma financial statements as, if such reverse stock split is effected, it will be effected after the Offer is consummated and at a ratio to be determined by the board of directors of the Resulting Issuer. As disclosed on page 109 of the Revised Filing, the purpose of the reverse stock split is to proportionately increase the price of Resulting Issuer common stock above $6.00 per share in order to meet certain listing requirements of NASDAQ, following the completion of the Offer, and if the board of directors of the Resulting Issuer determines that the reverse stock split is not needed to achieve such purpose, has discretion to not effect the reverse stock split following the completion of the Offer.

Management of Resulting Issuer, page 209

33.	Disclose the beginning date of Mr. David Johnson’s employment at Alliqua BioMedical, Inc. Additionally, describe briefly the business experience of Messrs. John Van Buiten, George Kegler, Henoch Cohn, and R. James Woolsey during the past five years. See Item 401(e)(1) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have added the requested disclosure on pages 200 – 201 of the Revised Filing.

Principal Shareholders of Jay Pharma and the Resulting Issuer, page 225

34.	Identify the natural person having voting and dispositive power over the securities beneficially owned by Tikkun. Additionally, clarify whether Mr. Konrad Ackerman is the natural person having voting and dispositive power over the securities beneficially owned by Alpha. If Mr. Ackerman is not that natural person, identify the natural person having voting and dispositive power over the securities beneficially owned by Alpha.

RESPONSE: We respectfully advise the Staff that we have added the requested disclosure on page 216 of the Revised Filing.

Ameri Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 255

35.	Please address the following:

●	Revise the disclosures related to Ameri’s revenue recognition policies on pages 255 and 263 to comply with the provisions of ASC 606;
●	Correct the disclosures related to Ameri’s significant customers for the period ended March 31, 2020 on pages 255 and 258 to ensure that they are accurate. The current disclosures indicates five significant customers accounted for 59% of revenues; however, the specific disclosures related to the five significant customers only represent 46% of revenues; and
●	Provide liquidity disclosures for the annual periods presented. The current disclosures on page 261 appear to repeat the interim disclosures.

RESPONSE: We respectfully advise the Staff that we have revised the Ameri Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Revised Filing to revise the revenue recognition policies, correct the significant customers disclosures and provide for the annual liquidity disclosures.

Jay Pharma Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 285

36.	Please address the following:

●	Revise the disclosure on page 292 that cash flows from financing activities during the period ended March 31, 2020 were due to the sale of common stock since it appears that they were due to proceeds received from a loan; and
●	Revise the disclosures on page 289 to disclose and discuss short term and long term liquidity needs, including the estimated time-frames and anticipated costs related to the clinical trials and additional research efforts that you disclose.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure as requested on pages 280 and 279 of the Revised Filing, respectively.

Exclusive Forum, page 304

37.	Disclosure that Ameri’s charter and bylaws do not provide for an exclusive forum appears inconsistent with Article VII, Section 7.8 of the amended and restated bylaws of Ameri filed as Exhibit 3.3 which stipulates that the Court of Chancery in the state of Delaware will be the sole and exclusive forum for any internal corporate claims, including any derivative action or proceeding. Please reconcile the disclosures.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 292 of the Revised Filing in accordance with Article VII, Section 7.8 of the amended and restated bylaws of Ameri.

Experts, page 305

38.	The current disclosure that Ameri’s annual financial statements include a going concern audit opinion do not appear to be accurate based on the auditors’ report provided with Ameri’s annual financial statements. Please clarify, or revise this disclosure and the related disclosure on page 262.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 293 of the Revised Filing in accordance with the auditors’ report provided with Ameri’s annual financial statements.

Ameri Financial Statements, page F-20

39.	Please provide the disclosures required by ASC 205-40-50-1 through 14, or explain how and why you determined that no disclosures are required. This comment is applicable to Ameri’s annual and interim financial statements.

RESPONSE: We respectfully advise the Staff that we have revised the Notes to Ameri’s Financial Statements to provide the disclosures required by ASC 205-40-50-1 through 14.

40.	Refer to “Basis of Presentation” in note 2 on page F-26. It appears that the disclosures indicating certain information and note disclosures have been omitted and adjustments have been reflected are inappropriate for annual financial statements and should be revised. Please also ensure that Ameri’s annual financial statements include all required disclosures.

RESPONSE: We respectfully advise the Staff that we have revised Note 2 to Ameri’s Financial Statements to update the Basis of Preparation disclosures and that we have ensured that our annual financial statements include all required disclosures.

41.	Refer to “New Standards to be Implemented” in note 2 on page F-28 and note 2 on page F-50. Please correct the required adoption date for ASC 842 based on the provisions of ASU 2019-10.

RESPONSE: We respectfully advise the Staff that we have revised Note 2 to Ameri’s Financial Statements to correct the required adoption dates.

Signatures, page II-5

42.	The company’s principal accounting officer also must sign the registration statement. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See instructions for signatures on Form S-4, and revise.

RESPONSE: We respectfully advise the Staff that we have revised the signature page of the Revised Filing in accordance with the instructions for signatures on Form S-4. The signature page to the Revised Filing now includes Ameri’s principal accounting officer.

Please contact Barry Kostiner, the Chief Financial Officer of the Company, or me at 770-935-4152, if you have any questions about our response.

Very truly yours,

/s/ Brent Kelton

Brent Kelton

cc:	Richard Friedman Barry Kostiner Henoch Cohn Rick Werner

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